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                            October 28, 2021

       Tao Ling
       Chief Executive Officer
       Ostin Technology Group Co., Ltd.
       Building 2, 101/201 1 Kechuang Road
       Qixia District, Nanjing
       Jiangsu Province, China 210046

                                                        Re: Ostin Technology
Group Co., Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed October 12,
2021
                                                            File No. 333-253959

       Dear Mr. Ling:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       F-1/A filed October 12, 2021

       Prospectus Cover Page, page 1

   1. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred
through your organization. State whether any transfers, dividends, or distributions have
been made to date.
       General

   2. With respect to your disclosure covering the Holding Foreign Companies Accountable
                                                        Act and the PCAOB,
please ensure that your disclosure indicates that both trading in the securities may be
prohibited and an exchange may determine to delist the securities.
                                                        Also, please revise to
address the Senate passage in June 2021 of the Accelerating
 Tao Ling
Ostin Technology Group Co., Ltd.
October 28, 2021
Page 2
         Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years, instead of three years.
3. Several of our prior comments covered permissions or approvals that may need to be obtained. On these topics, please ensure that your disclosure discusses the effect not only
         on the company   s operations, but also on the ability to conduct the
offering outside
         China. Also, please ensure that you provide adequate disclosure of the the consequences if permission is deemed necessary and subsequently rescinded.
       You may contact Andi Carpenter at 202-551-3645 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameTao Ling                                     Sincerely,
Comapany NameOstin Technology Group Co., Ltd.
                                                               Division of
Corporation Finance
October 28, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName